SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

Cedar Income Fund, Ltd.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

16043A104
(CUSIP Number)

J. Jeffery Coates
P.O. Box 8896, Station A
Halifax, Nova Scotia, Canada B3K 9Z9 (902) 468-3395
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 24, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 16043A104	Page 2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Homburg Invest Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	See response to Item 2 See response to Item 2

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See response to Item 2

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See response to Item 2

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.: 16043A104	Page 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Homburg Invest USA Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	See response to Item 2 See response to Item 2

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See response to Item 2

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See response to Item 2

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.: 16043A104	Page 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Homburg Invest USA Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	288,000 288,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 288,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.: 16043A104	Page 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Uni-Invest Holdings N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	See response to Item 2 See response to Item 2

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See response to Item 2

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See response to Item 2

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.: 16043A104	Page 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Homburg Euro Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	See response to Item 2 See response to Item 2

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See response to Item 2

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See response to Item 2

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Securities and Issuer.

          This statement relates to the common stock (the “Common Stock”), of Cedar Income Fund, Ltd., a Maryland corporation (the “Company”), whose principal executive offices are located at 44 South Bayles Avenue, Suite 304, Port Washington, New York 11050.

Item 2.	Identity and Background.

          This statement is being filed by Homburg Invest Inc., a real estate investment company incorporated under the laws of Alberta, Canada (“Homburg Invest”), Homburg Invest USA Limited, a wholly-owned Canadian subsidiary of Homburg Invest, and Homburg Invest USA Inc., a wholly-owned subsidiary of Homburg Invest USA Limited (“Homburg USA”). Homburg Invest is owned 49.29% by Uni-Invest Holdings N.V., a private Belgium company controlled by Richard Homburg and 14.48% by Homburg Euro Inc., a Canadian holding company controlled by Richard Homburg for the benefit of a family trust. Mr. Homburg is Chairman of the Board and CEO of Homburg Invest. The business address of each of the above entities and of Homburg Invest and Homburg USA’s executive officers and directors is 11 Akerley Blvd., Suite 200, Halifax, Nova Scotia, Canada B3B 1V7.

          Schedule 1 attached hereto sets forth certain additional information with respect to each director and each executive officer of Homburg Invest and Homburg USA.

          None of the above entities nor any of their executive officers or directors has been during the last five years (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

          The $3,000,000 used to acquire the preferred units was obtained from the working capital of Homburg USA.

Item 4.	Purpose of Transaction.

          The securities of the Company were acquired for investment purposes.

Item 5.	Interest in Securities of the Issuer.

          On December 24, 2002, Homburg USA purchased 3,300 preferred units of Cedar Income Fund Partnership, L.P., the operating partnership of which the Company is the sole managing general partner. The preferred units were purchased at $909.09 per unit, have a liquidation value of $1,000 per unit and bear a 9% per annum preferred distribution rate. 552 of the preferred units are presently convertible into 138,000 shares of Common Stock of the Company at $3.6363 per share. As the result, Homburg USA owns 288,000 shares of Common Stock of the Company which represent 34.7% of the outstanding shares of the Company.

          None of the reporting companies nor any of the persons listed on Schedule 1 beneficially owns any securities of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          At the next annual meeting of shareholders, the Company will seek shareholder approval to issue to Homburg USA 137,000 additional shares of Common Stock at $3.6363 per share, at which time 548 preferred units would be converted by Homburg USA in exchange for the newly-approved common stock. Also at that meeting, the Company will seek shareholder approval to have the remaining 2,200 preferred units owned by Homburg USA become convertible into Common Stock of the Company (upon thirty days’ notice at $4.0909 per share). The Company may at any time redeem the preferred units upon sixty days’ notice at 120% of liquidation value.

          In accordance with a certain “standstill” agreement entered into by the Company and affiliates of Homburg USA, as amended, Homburg USA will have a continuing right to purchase and hold the existing securities of the Company as it may be reduced by the issuance of additional securities; provided, however, that Homburg USA may continue to hold up to 29.9% of the Company’s voting stock in the event that dilution from any source reduces its ownership interest below 29.9%.

          Richard Homburg, who is Chairman and CEO of Homburg Invest and of Homburg USA was elected to the Board of Directors of the Company, to hold such position until the next annual meeting of shareholders, at which time he will stand for election by the shareholders for a full term.

Item 7.	Material to be filed as Exhibits.

          1. Subscription Agreement dated December 24, 2002 between Homburg Invest USA Inc. and the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Homburg Invest Inc.

By: /s/ Ira D. MacInnis
       Ira D. MacInnis, CA
       V.P. and C.F.O.

Homburg Invest USA Limited

By: /s/ Richard Homburg

Homburg Invest USA Inc.

By: /s/ Richard Homburg

Uni-Invest Holdings N.V.

By: By: /s/ Richard Homburg

Homburg Euro Inc.

By: By: /s/ Richard Homburg
       Richard Homburg
Chairman

Dated: January 20, 2003

Schedule 1

Set forth below is the name, position with Homburg Invest Inc. and Homburg Invest USA Inc. and present principal occupation of each of the directors and executive officers of Homburg Invest Inc. and Homburg Invest USA Inc. Except for Mr. Bakhuizen, who is a Dutch citizen, each of such persons is a citizen of Canada.

Homburg Invest Inc.

Name and Position with Homburg Invest Inc.	Present Principal Occupation

Richard Homburg, CEO, President, Chairman and Director	CEO and Chairman of Homburg Invest Inc.

Ruud Bakhuizen, Director	Chief Executive Officer of Huis en Haard Beheer B.V. (private holding company)

James W. Beckerleg, Director	Chief Executive Officer of Belwest Capital Management Corporation (private resource investment company)

James H. Coleman, Director	Senior Partner, MacLeod Dixon (Barristers & Solicitors)

Brian Flemming, Director	President of Eastern Policy Research Associates Limited

Lawrence Freeman, Director	Senior Partner, McInnes Cooper (Barristers & Solicitors)

Frank W. Matheson, Secretary	President of Homburg Canada, Inc.

Ira D. MacInnis, V.P. & CFO	Executive V.P. and C.F.O. of Homburg Uni-Corp. Inc.

James F. Miles, V.P.	V.P. Finance of Homburg Canada Inc.

Edward Ovsenny, Director	Consultant, retired insurance executive

Michael Arnold, Director	President of Dyne Holding Limited (real estate company)

Homburg Invest USA Inc.

Name and Position with Homburg Invest USA Inc.	Present Principal Occupation

Richard Homburg, President, Director	CEO and Chairman of Homburg Invest Inc.

Frank W. Matheson, Secretary, Director	President of Homburg Canada, Inc.

Ira D. MacInnis, V.P., C.F.O., Director	Executive V.P. and C.F.O. of Homburg Uni-Corp. Inc.